              As filed with the Securities and Exchange Commission
                     on February 11, 2003 File No. 70-10087


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                               AMENDMENT NO. 3 TO
                        FORM U-1 APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                   ----------


            SCANA CORPORATION                                      PRIMESOUTH, INC.
  SOUTH CAROLINA ELECTRIC & GAS COMPANY                              PALMARK, INC.
 SOUTH CAROLINA GENERATING COMPANY, INC.                         SCANA RESOURCES, INC.
    SOUTH CAROLINA FUEL COMPANY, INC.                        SCANA DEVELOPMENT CORPORATION
   SOUTH CAROLINA PIPELINE CORPORATION                      SCANA PETROLEUM RESOURCES, INC.
            SCG PIPELINE, INC.                                   SCANA SERVICES, INC.
       SCANA ENERGY MARKETING, INC.             PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED
        SCANA ENERGY TRADING, LLC                             PSNC BLUE RIDGE CORPORATION
    SCANA PUBLIC SERVICE COMPANY, LLC                       PSNC CARDINAL PIPELINE COMPANY
        SCANA COMMUNICATIONS, INC.                           CLEAN ENERGY ENTERPRISES INC.
            SERVICECARE, INC.

                                1426 Main Street
                         Columbia, South Carolina 29201
            (Name of company or companies filing this statement and
                     address of principal executive offices)
--------------------------------------------------------------------------------
                                SCANA CORPORATION

 (Name of top registered holding company parent of each applicant or declarant)

                                   ----------

                                 Kevin B. Marsh
                                H. Thomas Arthur
                                SCANA CORPORATION
                                1426 Main Street
                         Columbia, South Carolina 29201

                     (Name and address of agent for service)

                                   ----------

      The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

                                William J. Harmon
                                Debra J. Schnebel
                           Jones, Day, Reavis & Pogue
                           77 West Wacker, Suite 3500
                                Chicago, IL 60601
                                 (312) 782-3939

                               TABLE OF CONTENTS

                                                                                                       PAGE
                                                                                                       ----
Item 1. Description of Proposed Transaction...............................................................1
        A.     Introduction...............................................................................1
        B.     Background.................................................................................1
        C.     Description of the Parties to the Transaction..............................................3
        D.     Overview of the Requests...................................................................4
        E.     Financing Authorization....................................................................5
               1.    Parameters for Financing Authorization...............................................5
               2.    Financial Condition..................................................................7
               3.    Description of Specific Types of Financing..........................................11
               4.    Direct Stock Purchase and Dividend Reinvestment Plan, Incentive
                     Compensation Plans and other Employee Benefit Plans.................................19
        F.     Authorization and Operation of the Money Pools............................................21
               1.    Utility Money Pool..................................................................22
               2.    Non-Utility Money Pool..............................................................23
               3.    Other Contributions to Money Pool...................................................24
               4.    Operation of the Money Pools and Administrative Matters.............................24
               5.    Use of Proceeds.....................................................................24
        G.     Payment of Dividends out of Capital or Unearned Surplus by Non-Utility Subsidiaries.......24
        H.     Development and Administrative Activities.................................................25
        I.     Intermediate Subsidiaries.................................................................26
        J.     Internal Reorganization of Existing Investments...........................................28
        K.     Filing of Certificates of Notification....................................................28
Item 2. Fees, Commissions And Expenses...................................................................31
Item 3. Applicable Statutory Provisions..................................................................31
        A.     Applicable Provisions.....................................................................31
        B.     Rule 53 and 54 Analysis...................................................................31
Item 4. Regulatory Approval..............................................................................32
Item 5. Procedure........................................................................................32
Item 6. Exhibits And Financial Statements................................................................32
        A.     Exhibits..................................................................................32
        B.     Financial Statements......................................................................34
Item 7. Information as to Environmental Effects..........................................................34

         This Amendment No. 3 to Form U-1 Application-Declaration filed on September 20, 2002, as amended on January 2, 2003 and January 15, 2003 (collectively, the "Application"), amends and restates the Application in its entirety except for Exhibits F-1 and I-1 filed thereto.

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION

         A. Introduction

         In this Application, SCANA Corporation ("SCANA"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), the Utility Subsidiaries (as hereinafter defined) and the additional companies listed on the signature page of this Application (collectively, the "Applicants") seek approval pursuant to Sections 6(a), 7, 9, 10 and 12 of the Act and Rules 42, 43, 44, 45, 46, 52, 53, 54, 58 and 62 thereunder to engage in the various transactions set forth herein.

         B. Background.

         By order dated February 9, 2000 (the "Merger Order")(1), the Commission authorized SCANA, a South Carolina corporation, to acquire all of the issued and outstanding common stock of Public Service Company of North Carolina, Incorporated ("PSNC"), an exempt holding company (the "Merger"). SCANA registered as a holding company under the Act on February 11, 2000. As a result of the Merger, SCANA now owns directly all of the issued and outstanding common stock of three public utility companies within the meaning of the Act, PSNC, South Carolina Electric & Gas Company ("SCE&G"), which generates, transmits, distributes and sells electricity and purchases and sells natural gas in South Carolina, and South Carolina Generating Company, Inc. ("GENCO"), which owns and operates a 580 MW generating facility in Goose Creek, South Carolina and sells all of the power generated by the facility to SCE&G (PSNC, SCE&G and GENCO are collectively referred to as the "Utility Subsidiaries"). All of SCANA's direct and indirect subsidiaries, other than the Utility Subsidiaries, are herein referred to as the "Non-Utility Subsidiaries."(2) The Utility Subsidiaries and Non-Utility Subsidiaries are collectively referred to herein as the "Subsidiaries."

         In connection with the Merger, the Commission issued an order dated February 14, 2000, (as supplemented and amended, the "Prior Orders"),(3) authorizing SCANA, the Utility Subsidiaries and the Non-Utility Subsidiaries to engage, subject to certain limitations, in the following activities:

         (a) external issuances by SCANA of common stock, long-term debt, short-term debt, and other securities for cash;

--------
         (1) See Holding Co. Act Release No. 27133.

         (2) For purpose of the requests by Applicants as more fully described herein, the terms "Non-Utility Subsidiary" and "Non-Utility Subsidiaries" shall also include other direct and indirect non-utility subsidiaries that SCANA may form or acquire from time to time with approval of the Commission or pursuant to exemption under the Act.

         (3) See Holding Co. Act Release Nos. 27135 and 27137. In Holding Co. Act Release No. 27341 (Jan. 31, 2001) and Holding Co. Act Release No. 27476 (Dec. 19, 2001) the Commission issued supplemental orders increasing various financing limitations throughout the authorization period.

         (b) the entering into by SCANA of transactions to manage interest rate risk ("hedging transactions");

         (c) issuances of debt securities (including commercial paper) and the entering into of hedging transactions by the Utility Subsidiaries;

         (d) issuances by Non-Utility Subsidiaries of debt securities which are not exempt pursuant to Rule 52;

         (e) the establishment of a utility money pool (the "Utility Money Pool") and a non-utility money pool (the "Non-Utility Money Pool");

         (f) the issuance of intra-system guarantees by SCANA and the Non-Utility Subsidiaries on behalf of Subsidiaries;

         (g) the ability of wholly-owned Subsidiaries to alter their capital stock in order to engage in financing transactions with their parent company and to engage in a reverse stock split to reduce franchise taxes, subject, in the case of Utility Subsidiaries, to the approval of, if required, the applicable state commission;

         (h) the ability of PSNC to pay dividends out of capital or unearned surplus;

         (i) the formation of financing entities and the issuance by such entities of securities otherwise authorized to be issued and sold pursuant to the Prior Orders; and

         (j) the ability of SCANA to keep outstanding advances in favor of certain of its Subsidiaries in an amount of approximately $600 million following the Merger.(4)

         The approvals summarized in items (a) through (f) above are referred to as the "Financing Activities." Authorization for Financing Activities under the Prior Orders expires February 11, 2003. Other authorizations in the Prior Orders are not subject to this expiration date.

         More specifically, the Prior Orders granted authority for SCANA and its Subsidiaries to issue and sell common stock, short-term debt and long-term debt up to an aggregate principal amount not to exceed $3.85 billion. In particular, the Commission authorized SCANA to issue and sell:

         (a) common stock (other than for employee benefit plans or stock purchase and dividend reinvestment plans) and long-term debt in an aggregate principal amount not to exceed $2.45 billion;

         (b) up to 10 million shares of SCANA common stock under SCANA's direct stock purchase and dividend reinvestment plan, certain incentive compensation plans and certain other employee benefit plans;

----------
         (4) Of the previously authorized $600 million, SCANA currently has advances in an amount of approximately $1.25 million outstanding.

         (c) to issue and sell commercial paper and short-term debt in an aggregate amount not to exceed $450 million; and

         (d) to enter into guarantees, letters of credit or similar credit support agreements with respect to the debt of its direct or indirect Subsidiaries in an aggregate amount not to exceed $305 million.

         The Commission authorized SCE&G and PSNC to issue commercial paper and establish credit lines not exempt under Rule 52 in the aggregate amount not to exceed $300 million and $200 million, respectively, and for PSNC to issue $450 million of long-term debt. SCE&G, PSNC, and GENCO were authorized to borrow up to $30 million, $15 million, and $25 million, respectively, at any one time outstanding from the Utility Money Pool.

         The Commission reserved jurisdiction over a proposal to allocate the consolidated income tax liability of SCANA among the members of the consolidated group in a manner that would differ in one respect from the method allowed under Rule 45(c) of the rules and regulations under the Act. SCANA expects to file a Post Effective Amendment to Form U-1 in File No. 70-9533 at a later date requesting that the Commission release jurisdiction over the proposed tax allocation agreement (the "Tax Allocation Application").

         Finally, by order dated June 9, 2000 (the "Plan Order")(5) the Commission authorized SCANA Corporation to:

         (a) grant awards of stock options, stock appreciation rights, restricted stock, performance shares and performance units under its Long-Term Equity Compensation Plan,

         (b) issue under such plan up to five million shares of its common stock through June 8, 2003, and

         (c) solicit proxies with respect to such plan at SCANA's 2000 Annual Meeting of Shareholders.

         C. Description of the Parties to the Transaction

         In addition to the Utility Subsidiaries, SCANA also holds directly all of the outstanding equity securities of (1) SCANA Services, Inc. ("SCANA Services"), a subsidiary service company that provides administrative, management and other services to Subsidiaries and business units within the SCANA system, as more fully described below; (2) South Carolina Pipeline Corporation ("SCPC"), a subsidiary engaged in the purchase, transmission and sale of natural gas to commercial, industrial and wholesale customers, including SCE&G; (3) South Carolina Fuel Company, Inc. ("Fuel Company"), which acquires, owns and provides financing for SCE&G's nuclear fuel, fossil fuel and sulfur dioxide emission allowances; (4) SCANA Energy Marketing, Inc. ("SCANA Marketing"), a subsidiary that markets electricity and natural gas primarily in the southeast and provides energy-related risk management services to producers and customers; (5) ServiceCare, Inc. ("ServiceCare"), a subsidiary that provides energy-related

----------
         (5) See Holding Co. Act Release No. 27183.

products and service contracts on home appliances; (6) Primesouth, Inc., a subsidiary engaged in power plant management and maintenance services; (7) SCANA Resources, Inc., a subsidiary that conducts energy-related businesses and provides energy-related services; (8) SCG Pipeline, Inc., a subsidiary organized to engage in the transportation of natural gas in Georgia and South Carolina; and of (9) SCANA Communications, Inc., an "exempt telecommunications company" ("ETC"), as defined in Section 34 of the Act.

         D. Overview of the Requests

         The Applicants hereby request authorization to engage in the financing transactions set forth herein during the period from the effective date of the order in this proceeding through April 15, 2006 (the "Authorization Period").

         The authority sought herein will replace and substitute for all the authority granted by the Prior Orders with respect to Financing Activities and will replace and substitute for the authority granted by the Plan Order with respect to issuance of shares of common stock for benefit plans as described herein.

         The approval by the Commission of this Application will give the Applicants the flexibility that will allow them to respond quickly and efficiently to their financing needs and to changes in market conditions, allowing them to efficiently and effectively carry on business activities designed to provide benefits to customers and shareholders. Approval of this Application is consistent with the Prior Orders and existing Commission precedent.(6)

         The authorizations for financing transactions and other approvals requested herein relate to:

         (a) external issuances by SCANA of common stock, preferred stock, preferred or equity-linked securities (including units with incorporated options, warrants and/or forward equity purchase contracts or provisions that are exercisable or exchangeable for or convertible into common stock) and long-term debt to increase SCANA's capitalization by up to $2.2 billion;

         (b) external issuances by SCANA of short-term debt in an amount issued and outstanding at any time not to exceed $500 million;

         (c) external issuances by SCANA of common stock, preferred stock, preferred and equity-linked securities, long-term debt and short-term debt to refund or replace existing securities without increasing capitalization;

----------
         (6) See e.g., E.ON AG, Holding Co. Act Release No. 27539 (June 14,
2002); First Energy Corporation, Holding Co. Act Release No. 27459 (Oct. 29
2001); Exelon Corporation, Holding Co. Act Release No. 27266 (Nov. 2, 2000); New Century Energies, Holding Co. Act Release No. 27212 (Aug. 16, 2000); Dominion Resources, Inc., Holding Co. Act Release No. 27112 (Dec. 15, 1999)), Conectiv, Inc., Holding Co. Act Release No. 26833 (Feb. 26, 1998), and Ameren Corporation, Holding Co. Act Release No. 26809 (Dec. 30, 1997).

         (d) external issuances of up to 10 million shares of SCANA common stock under SCANA's direct stock purchase and dividend reinvestment plan, certain incentive compensation plans and certain other employee benefit plans;

         (e) the entering into by SCANA of hedging transactions;

         (f) the issuance of intra-system advances and guarantees by SCANA to or on behalf of Subsidiaries of SCANA;

         (g) the issuance of intra-system advances and guarantees, to the extent not exempt pursuant to Rule 52, by the Non-Utility Subsidiaries to or on behalf of other Non-Utility Subsidiaries;

         (h) the issuance of intra-system advances and guarantees, to the extent not exempt pursuant to Rule 52, by the Utility Subsidiaries to or on behalf of such Utility Subsidiary's direct or indirect subsidiaries;

         (i) issuances of long-term and short-term debt securities (including commercial paper) and the entering into of hedging transactions by the Utility Subsidiaries and external issuances by the Utility Subsidiaries of long-term debt or short-term debt to refund or replace existing securities without increasing capitalization, to the extent not exempt pursuant to Rule 52;

         (j) authorization for the Utility Money Pool and the Non-Utility Money Pool;

         (k) the ability of the Non-Utility Subsidiaries to pay dividends out of capital or unearned surplus;

         (l) the right of SCANA to acquire directly or through Subsidiaries the securities of one or more corporations, trust, partnerships, limited liability companies or other entities ("Intermediate Subsidiaries") to facilitate the acquisition, holding and/or financing of SCANA's non-utility investments;

         (m) the authority for SCANA to engage, directly or through Subsidiaries, in preliminary development activities ("Development Activities") and administrative and management activities ("Administrative Activities") in each case related to SCANA's permitted non-utility investments; and

         (n) the authority for SCANA and its Subsidiaries to undertake internal reorganizations of then existing and permitted Subsidiaries and businesses.

         E. Financing Authorization

                  1. Parameters for Financing Authorization

         Authorization is requested herein to engage in certain financing transactions during the Authorization Period for which the specific terms and conditions are not at this time known, and which may not be covered by Rule 52, without further prior approval by the Commission. The following general terms will be applicable where appropriate to the financing transactions requested to be authorized hereby:

         (a) Effective Cost of Money on Financings. The effective cost of capital on debt and preferred or equity-linked financings will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided that in no event will the effective cost of capital on (i) long-term debt borrowings exceed 500 basis points over the comparable term U.S. Treasury securities and on (ii) short-term debt borrowings exceed 500 basis points over the comparable term London Interbank Offered Rate ("LIBOR").

         (b) Maturity. The maturity of indebtedness will not exceed 50 years. Preferred stock or preferred or equity-linked securities (other than perpetual preferred stock) will be redeemed no later than 50 years after the issuance thereof, unless converted into common stock.

         (c) Issuance Expenses. The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of securities pursuant to this Application will not exceed 7% of the principal or total amount of the securities being issued.

         (d) Use of Proceeds. The proceeds from the sale of securities in external financing transactions will be used for general corporate purposes including (i) the financing, in part, of the capital expenditures of the SCANA system, (ii) the financing of working capital requirements of the SCANA system,
(iii) the acquisition, retirement or redemption pursuant to Rule 42 of securities previously issued by SCANA or its Subsidiaries or as otherwise authorized by Commission, and (iv) direct or indirect investment in companies authorized under the Act or by Commission Rule (including exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs") or in a separate proceeding and (v) other lawful purposes. The Applicants represent that no such financing proceeds will be used to acquire a new subsidiary unless such financing is consummated in accordance with an order of the Commission or an available exemption under the Act. The aggregate amount of proceeds of financings and guaranties used to fund investments in EWGs and FUCOs will not, when added to SCANA's "aggregate investment" in these entities at any point in time, exceed 50% of SCANA's "consolidated retained earnings" as defined in Rule 53.

         (e) Common Equity Ratio. At all times during the Authorization Period, SCANA and each Utility Subsidiary will each maintain common equity (as reflected in the most recent Form 10-K or Form 10-Q filed with the Commission adjusted to reflect changes in capitalization since the balance sheet date therein) of at least 30% of its consolidated capitalization (common equity, preferred stock, long-term debt and short-term debt); provided that SCANA will in any event be authorized to issue common stock (including pursuant to a dividend reinvestment or employee benefit plans) to the extent authorized herein.

         (f) Investment Grade Ratings. Applicants further represent that apart from securities issued for the purpose of funding money pool operations, no guarantees or other securities, other than common stock, may be issued in reliance upon the authorization granted by the Commission pursuant to this Application, unless (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of the issuer that are rated are rated investment grade; and (iii) all outstanding securities of the top level registered holding company that are rated are rated investment grade. For purposes of this provision, a security will be deemed to be rated investment grade if it is rated investment grade by at least one nationally recognized statistical rating organization. The ratings test will not apply to any issuance of common stock or to issuances of indebtedness by GENCO.(7) Applicants request that the Commission reserve jurisdiction over the issuance of any such securities that are rated below investment grade. Applicants further request that the Commission reserve jurisdiction over the issuance of any guarantee or other securities at any time that the conditions set forth in clauses (i) through (iii) above are not satisfied.

         (g) Authorization Period. No security will be issued pursuant to the authority sought herein after the last day of the Authorization Period (which is April 15, 2006).

                  2. Financial Condition

         The financial condition of SCANA and each of its Utility Subsidiaries is strong. The following tables show actual and pro forma capitalization amounts and ratios for SCANA, SCE&G and PSNC. The adjustments in the following tables include (1) adjustment for transactions that have occurred or are planned to occur subsequent to June 30, 2002 and (2) adjustments to reflect the financing authority sought herein.

                                SCANA CORPORATION
                   HISTORICAL AND PRO FORMA CAPITAL STRUCTURE
                               SEPTEMBER 30, 2002

                                   (UNAUDITED)
                                 ($ IN MILLIONS)

                                                                        Additional           Pro Forma         % of Total
                                                       % of Total        Financing            Amount         Capitalization
                                          Actual     Capitalization     Adjustments         as adjusted       as adjusted
Common stock equity                       $2,183         37.5%            $ (230)(a)
                                                                             146 (b)
                                                                           1,100 (g)          $3,199               33.4%
Preferred stock equity                       115          2.0%                                   115                1.2%

SCE&G Obligated Mandatorily
Redeemable Preferred Securities               50          0.9%                                    50                0.5%

Debt (long and short-term)                 3,469         59.6%              (200)(c)
                                                                              (4)(d)
                                                                              17 (e)
                                                                              28 (f)
                                                                           1,100 (g)
                                                                             500 (h)
                                                                             217 (h)
                                                                             300 (h)          $6,227               64.9%
                                                                             300 (i)
                                                                             100 (j)

Total                                     $5,817        100.0%            $3,774              $9,591              100.0%


----------
         (7) GENCO does not currently have any rated securities outstanding and is not expected to have a security rating during the Authorization Period. However, in case GENCO will receive a security rating during the Authorization Period the previously outlined ratings test will also apply to any issuance by GENCO.

Notes:

(a) To record the December 31, 2002 writedown for goodwill impairment at PSNC resulting from implementation of Statement of Financial Accounting Standard
(SFAS) 142. The writedown has no impact on income taxes.

(b) To record issuance of 6 million shares of SCANA Common Stock on October 16, 2002. Net proceeds from the issuance totaled $146 million. In connection with the issuance, SCANA advanced $150 million to SCE&G as a capital contribution.

(c) To record January 23, 2003 issuance by SCE&G of $200 million first mortgage bonds.

(d) To record the November 28, 2002 payment on the PSNC 10% Senior Debenture.

(e) To record long-term debt associated with SCE&G's October 15, 2002 electric and gas franchise agreement with the City of Columbia.

(f) To record issuance of Industrial Revenue Bonds ($90 million) on November 1, 2002 and redemption of Pollution Control Bonds ($62 million) in December 2002.

(g) To record increased capitalization requested in this Application totaling $2,200 million (assumed to be $1,100 million debt and $1,100 million common stock).

(h) To record increased short-term debt to reflect the maximum amount requested in this Application.

                                           SCANA              SCE&G               PSNC
         Authority requested           $ 500 million      $  450  million     $ 300 million
         Issued                           -- million      $ (233) million        -- million
         Available for issue           $ 500 million      $  217  million     $ 300 million

(i) To record increased PSNC long-term debt of $300 million to reflect the maximum amount requested in this Application.

(j) To record increased GENCO long-term debt of $100 million and equity of $50 million (to be advanced from SCANA), to reflect the maximum amount requested in this Application.

                      SOUTH CAROLINA ELECTRIC & GAS COMPANY
                   HISTORICAL AND PRO FORMA CAPITAL STRUCTURE
                               SEPTEMBER 30, 2002

                                   (UNAUDITED)
                                 ($ IN MILLIONS)

                                                                      Additional                        % of Total
                                                     % of Total        Financing     Pro Forma as     Capitalization
                                         Actual    Capitalization     Adjustments      adjusted         as adjusted
Common stock equity                     $ 1,814              47.0%      $  150 (a)     $ 1,964              43.9%

Preferred stock equity                      115               3.0%                         115               2.6%

SCE&G Obligated Mandatorily                  50               1.3%                          50               1.1%
Redeemable Preferred Securities

Debt (long and short-term)                1,882              48.7%         200 (b)       2,344              52.4%
                                                                            17 (c)
                                                                            28 (d)
                                                                           217 (e)

Total                                   $ 3,861             100.0%      $  612         $ 4,473             100.0%

Notes:

(a) To record SCANA's advance of $150 million to SCE&G as a capital contribution.

(b) To record January 23, 2003 issuance by SCE&G of $200 million first mortgage bonds.

(c) To record long-term debt associated with SCE&G's October 15, 2002 electric and gas franchise agreement with the City of Columbia.

(d) To record issuance of Industrial Revenue Bonds ($90 million) on November 1, 2002 and redemption of Pollution Control Bonds ($62 million) in December 2002.

(e) To record increased short-term debt to reflect the maximum amount requested in this Application.

                PUBLIC SERVICE CO OF NORTH CAROLINA, INCORPORATED
                   HISTORICAL AND PRO FORMA CAPITAL STRUCTURE
                               SEPTEMBER 30, 2002

                                   (UNAUDITED)
                                 ($ IN MILLIONS)

                                                                      Additional                        % of Total
                                                     % of Total        Financing     Pro Forma as     Capitalization
                                         Actual    Capitalization     Adjustments      adjusted         as adjusted
Common stock equity                     $   713              70.5%     $  (230)(a)     $   483              35.1%

Debt (long and short-term)                  299              29.5%     $    (4)(b)
                                                                       $   300 (c)     $   895              64.9%
                                                                           300 (d)

Total                                   $ 1,012             100.0%     $   366         $ 1,378             100.0%

Notes:

(a) To record the December 31, 2002 writedown for goodwill impairment at PSNC resulting from implementation of Statement of Financial Accounting Standard
(SFAS) 142. The writedown has no impact on income taxes.

(b) To record the November 28, 2002 payment on the PSNC 10% Senior Debenture.

(c) To record increased short-term debt to reflect the maximum amount requested in this Application.

(d) To record increased PSNC long-term debt of $300 million to reflect the maximum amount requested in this Application.


                 SOUTH CAROLINA GENERATING COMPANY, INCORPORATED
                   HISTORICAL AND PRO FORMA CAPITAL STRUCTURE
                               SEPTEMBER 30, 2002

                                   (UNAUDITED)
                                 ($ IN MILLIONS)

                                                                      Additional                        % of Total
                                                     % of Total        Financing     Pro Forma as     Capitalization
                                         Actual    Capitalization     Adjustments      adjusted         as adjusted
Common stock equity                      $   44              36.4%     $     50 (a)    $      94              34.7%

Debt (long and short-term)               $   77              63.6%     $    100 (a)    $     177              65.3%

Total                                    $  121             100.0%     $    150        $     271             100.0%

(a) To record the receipt of GENCO of $50 million as a capital contribution from SCANA. SCANA will provide the capital contribution with proceeds from the issuance of securities approved herein. To record increased GENCO long-term debt of $100 million to reflect the maximum amount requested in this Application.

         The following table includes the current ratings of SCANA companies:

                            COMPANY                  MOODY'S                  S&P
                            -------                  -------                  ---

                 SCANA
                      Issuer/Corporate                 A3                     A-
                      Senior Unsecured                 A3                    BBB+

                 SCE&G
                      Issuer/Corporate                 A2                     A-
                      Senior Secured                   A1                     A-
                      Commercial Paper                 P-1                    A-1
                      Preferred Stock                 Baa1                    BBB

                 PSNC
                      Issuer/Corporate                 NR                     A-
                      Senior Unsecured                 A2                     A-
                      Commercial Paper                 P-1                    A-1

                 Fuel Company
                      Commercial Paper                 P-1                    A-1

         *NR - no rating provided

                  3. Description of Specific Types of Financing

         (a) SCANA External Financing

         SCANA requests authorization to obtain funds externally through sales of common stock, preferred stock, preferred and equity-linked securities, long-term debt and short-term debt securities. With respect to common stock, SCANA also requests authority to issue common stock to third parties in consideration for the acquisition by SCANA or a Non-Utility Subsidiary of equity or debt securities of a company being acquired pursuant to an exemption under the Act (e.g., Sections 32, 33 or 34) or pursuant to Commission rule (e.g., Rule
58) or specific authorization by another commission order. In addition, SCANA seeks the flexibility to enter into certain hedging transactions to manage interest rate risk.

         i. Common Stock

         The aggregate amount of financing obtained by SCANA during the Authorization Period from issuance and sale of common stock, no par value (other than for employee benefit plans or stock purchase and dividend reinvestment plans), when combined with issuances of preferred stock, preferred and equity-linked securities and long-term debt, as described in this section, and other than for refunding or replacement of securities where capitalization is not increased as a result thereof, shall not exceed $2.2 billion for the uses set forth in Section E.1. above.

         This represents a decrease of $250 million from the authority granted in the Prior Orders reflecting lower anticipated capital requirements for SCANA.

         a. General

         SCANA may sell common stock covered by this Application in any one of the following ways: (i) through underwriters or dealers; (ii) through agents;
(iii) directly to a limited number of purchasers or a single purchaser; or (iv) directly to employees (or to trusts established for their benefit), shareholders and others. Issuances of common stock under SCANA's employee benefit plans and stock purchase and dividend reinvestment plans will not count towards the limitations proposed in this section; approval to issue common stock for such plans is being sought under Item 1 E.4. below. If underwriters are used in the sale of the securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by SCANA) or directly by one or more underwriters acting alone. The securities may be sold directly by SCANA or through agents designated by SCANA from time to time. If dealers are utilized in the sale of any of the securities, SCANA will sell such securities to the dealers as principals. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. If common stock is being sold in an underwritten offering, SCANA may grant the underwriters thereof a "green shoe" option permitting the purchase from SCANA at the same price of additional shares then being offered solely for the purpose of covering over-allotments.

         Public distributions may be pursuant to private negotiation with underwriters, dealers or agents as discussed above or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such common stock sales will be with terms and conditions, at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

         b. Acquisitions

         Under the terms of the Act and orders of the Commission, including the Merger Order, SCANA is authorized to acquire securities of companies engaged in energy-related consumer services, "energy-related businesses" as described in Rule 58, ETCs, EWGs and FUCOs. Historically, similar acquisitions have occasionally involved the exchange of parent company stock for securities of the company being acquired in order to provide the seller with certain tax advantages. These transactions are individually negotiated. The SCANA common stock to be exchanged may be purchased on the open market pursuant to Rule 42, or may be original issue. Original issue stock may be registered under the Securities Act of 1933, as amended (the "1933 Act"), but at present it is expected that the common stock would not be registered and the common stock acquired by the third parties would be subject to resale restrictions pursuant to Rule 144 under the 1933 Act.

         The ability to offer stock as consideration may make a transaction more economical for SCANA as well as for the seller of the business. The SCANA common stock would be valued at market value based upon the closing price on the day prior to the date of issuance (or, if appropriate, the date of a binding contract providing for the issuance of the common stock) or based upon average high and low prices for a period as negotiated by the parties. From the perspective of the Commission, the use of stock as consideration valued at market value should be no different than a sale of common stock on the open market and use of the proceeds to acquire securities, the acquisition of which is otherwise authorized.

         ii. Preferred Stock and Preferred and Equity-linked Securities

         SCANA requests Commission authorization during the Authorization Period to issue preferred stock (subject to approval by shareholders of the necessary amendment to the Articles of Incorporation)(8) and to issue directly or indirectly through one or more financing subsidiaries as described in the Prior Orders ("Financing Subsidiaries") preferred securities (including, specifically, trust preferred securities) or equity-linked securities (including, specifically, debt or preferred securities that are convertible, either mandatorily or at the option of the holder, into common stock or SCANA indebtedness and forward purchase contracts for common stock).(9) The aggregate amount of financing obtained by SCANA during the Authorization Period from issuance and sale of preferred stock and preferred and equity-linked securities, when combined with issuances of common stock (other than for employee benefit plans or stock purchase and dividend reinvestment plans) and long-term debt, as described in this section and other than for refunding or replacement of securities where capitalization is not increased from that in place at September 30, 2002 - i.e., $5,817 million), shall not exceed $2.2 billion for the uses set forth in Section E.1. above. Any refunding or replacement of securities where capitalization is not increased from that in place at September 30, 2002 will be through the issuance of securities of the type of securities authorized in this Application.

         There are many different variations of equity-linked products offered in the marketplace. Typically, these products combine a security with a fixed obligation (e.g., preferred stock or debt) with a conversion feature that is exercisable (often mandatorily) within a relatively short period (e.g., three to six years after issuance). These instruments may also be tax advantaged. From the issuer's standpoint, an equity-linked security may offer a means to raise capital at a lower overall economic or after-tax cost than other types of long-term securities, in that the fixed obligation component may have a lower after-tax cost than straight preferred stock and all or a portion of the interest or dividends paid may be tax deductible. From an economic standpoint, these types of securities also generally carry a lower cost than common equity. Preferred or equity-linked securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series. Dividends or distributions on preferred or equity-linked securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms that allow the issuer to defer dividend payments or distributions for specified periods. Preferred or equity-


----------

         (8) SCANA will seek all necessary additional approvals of the Commission in connection with any amendment to the Articles of Incorporation, including seeking approval for the solicitation of proxies.

         (9) SCANA's articles of incorporation do not authorize preferred stock. However, the "preferred securities" for which authority is sought herein do not require issuance of a separate class of equity security by SCANA. Instead a Financing Subsidiary could issue the preferred securities backed up by a debt instrument of SCANA. SCANA may directly issue the other securities referred to in this section.

linked securities may be convertible or exchangeable into shares of common stock or other indebtedness and may be issued in the form of shares or units.

         Preferred stock and preferred equity linked securities may be sold directly or indirectly through underwriters or dealers in connection with an acquisition similar to that described for common stock in Item 1. F.3.(a)(i) above.

         The Commission has approved the issuance of such securities on several occasions.(10)

         iii. Long-Term Debt

         SCANA requests Commission authorization during the Authorization Period to issue unsecured, long-term debt securities in an aggregate principal amount outstanding at any time, when combined with issuances of common stock (other than for benefit plans or stock purchase and dividend reinvestment plans and other than for refunding or replacement of securities where capitalization is not increased) under this Application and when combined with issuances of preferred stock and preferred and equity linked securities, as described in this section shall not exceed $2.2 billion for the uses set forth in Section E above. At September 30, 2002 SCANA had $3,236 million of long-term debt obligations outstanding. The amounts issued under this authority will not count against any financing limits provided for herein to the extent they will exclusively constitute refunding transactions that will not increase total capitalization. Any refunding or replacement of securities where long-term debt is not increased from that in place at September 30, 2002 will be through the issuance of securities of the type of securities authorized in this Application.

         Long-term debt securities may be comprised of bonds, notes, medium-term notes or debentures under one or more indentures (the "SCANA Indenture") or long-term indebtedness under agreements with banks or other institutional lenders. Any long-term debt security would have such designation, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, sinking fund terms, terms for conversion into any other security of SCANA and other terms and conditions as SCANA may determine at the time of issuance.

         The maturity dates, interest rates, redemption and sinking fund provisions, tender or repurchase and conversion features, if any, with respect to the long-term securities of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding.

         Borrowings from banks and other financial institutions will be pari passu with debt securities issued under the SCANA Indenture and the short-term credit facilities (as described below).

         Specific terms of any borrowings will continue to be determined by SCANA at the time of issuance and will comply in all regards with the parameters on financing authorization set forth in Section E.1 above.

         The request for authorization for SCANA to issue long-term debt securities is consistent with the current authority under the Prior Orders and authorization that the Commission has granted to other combination gas and electric holding companies.(11)


----------
         (10) The Southern Company, Holding Co. Act Release No. 27134 (Feb. 9,
2000); Ameren Corporation, Holding Co. Act Release No. 27449 (Oct. 5, 2001).

         iv. Short-Term Debt

         SCANA requests authorization to have outstanding at any one time during the Authorization Period, up to $500 million of short-term debt, which may include institutional borrowings, commercial paper or bid notes (all as described below) and short-term debt issued under the SCANA Indenture or otherwise. This request represents an increase of $50 million over the authority previously granted in the Prior Orders. The authorization for short-term debt is in addition to the $2.2 billion requested for common stock, preferred stock and preferred and equity-linked securities and long-term debt as described in Item 1.F.3. (a)(i), (ii) and (iii) above.

         SCANA may sell commercial paper, from time to time, in established domestic commercial paper markets. Such commercial paper would be sold to dealers at the discount rate or the coupon rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from SCANA will reoffer such paper at a discount to corporate and institutional investors. Institutional investors are expected to include commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities and finance companies.

         SCANA may, without counting against the limit set forth above, maintain back-up lines of credit in connection with a commercial paper program in an aggregate amount not to exceed the amount of authorized commercial paper.

         Credit lines may be set up for use by SCANA for general corporate purposes in addition to credit lines to support commercial paper as described in this subsection. SCANA will borrow and repay under such lines of credit, from time to time, as it is deemed appropriate or necessary.

         v. Financing Risk Management Devices

         a. Interest Rate Risk. SCANA requests authority to enter into, perform, purchase and sell financial instruments intended to reduce or manage the volatility of interest rates, including but not limited to interest rate swaps, caps, floors, collars and forward agreements. Hedges may also include issuance of structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury or U.S. governmental agency (e.g., Fannie Mae) obligations or LIBOR based swap instruments (collectively referred to as "Hedge Instruments"). The transactions would be for fixed periods and stated notional amounts. SCANA would employ interest rate derivatives as a means of prudently managing the risk associated with any of its outstanding debt issued pursuant to this authorization or an applicable exemption by, in effect, synthetically (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt and (iii) limiting the impact of changes in interest rates resulting from variable rate debt. In no case will the notional


----------
(continued...)
         (11) See e.g., E.ON AG, Holding Co. Act Release No. 27539 (June 14,
2002); Allegheny Energy, Inc., Holding Co. Act Release No. 27486 (Dec. 31,
2001); Exelon Corporation, Holding Co. Act Release No. 27266 (Nov. 2, 2000); New Century Energies, Holding Co. Act Release No. 27212 (Aug. 16, 2000).

principal amount of any interest rate swap exceed the face value of the underlying debt instrument and related interest rate exposure. Transactions will be entered into for a fixed or determinable period. Thus, SCANA will not engage in speculative transactions. SCANA will only enter into agreements with counterparties ("Approved Counterparties") whose senior debt ratings, as published by a national recognized rating agency, are greater than or equal to "BBB," or an equivalent rating.

         b. Anticipatory Hedges. In addition, SCANA requests authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded Hedge Instruments (a "Forward Sale"), (ii) the purchase of put options on Hedge Instruments (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options Hedge Instruments (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of Hedge Instruments, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to, structured notes, caps and collars, appropriate for the Anticipatory Hedges. Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT"), the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. SCANA or the appropriate Subsidiary will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. SCANA or the appropriate Subsidiary may decide to lock in interest rates and/or limit its exposure to interest rate increases.

         c. Accounting Standards. SCANA will comply with Statement of Financial Accounting Standards ("SFAS") 133 ("Accounting for Derivative Instruments and Hedging Activities"), SFAS 138 ("Accounting for Certain Derivative Instruments and Certain Hedging Activities") or such other standards relating to accounting for derivative transactions as are adopted and implemented by the FASB. The Hedge Instruments and Anticipatory Hedges approved hereunder will qualify for hedge accounting treatment under the current FASB standards in effect and as determined at the date such Hedge Instruments or Anticipatory Hedges are entered into.

         (b) Utility Subsidiary Financing

         The South Carolina Public Service Commission (the "SCPSC") has jurisdiction over issuances of securities by SCE&G, other than securities payable within one year of the date of issuance or the renewal of short-term obligations for a two-year or shorter period. Consequently, Rule 52 provides an exemption from the prior authorization requirements of the Act for such issuances and sales. The North Carolina Utilities Commission ("NCUC") has jurisdiction over issuances of securities by PSNC, other than the issuance of notes with a maturity of two years or less or renewals thereof for a six-year or shorter period. Because PSNC is incorporated under the laws of South Carolina, technically the approval by the NCUC does not satisfy Rule 52.(12) The financings by the Utility Subsidiaries for which authorization is requested herein are outside the Rule 52 exemption. In addition to the requests below, each Utility Subsidiary also requests authority to issue securities not exempt under Rule 52 for refunding or replacement of securities where its capitalization is not increased from that in place.

         i. SCE&G and PSNC Short-Term Debt

         Authority is requested for SCE&G to issue short-term debt, including commercial paper and credit lines, in the aggregate amount of $450 million to be outstanding at any one time during the Authorization Period. Authority is requested for PSNC to issue short-term debt, including commercial paper and credit lines, in the aggregate amount of $300 million to be outstanding at any one time during the Authorization Period. These requests represent an increase of $150 million and $100, respectively, over the authorization granted in the Prior Orders with respect to SCE&G and PSNC.

         SCE&G and PSNC request authority to sell commercial paper, from time to time, in established domestic commercial paper markets in a manner similar to SCANA as discussed above. SCE&G and PSNC may, without counting against the limit set forth above, further maintain back up lines of credit in an aggregate amount not to exceed the amount of authorized commercial paper. Credit lines may be set up for use by the Utility Subsidiaries for general corporate purposes in addition to credit lines to support commercial paper as described in this subsection. These Utility Subsidiaries will borrow and repay under such lines of credit, from time to time, as it is deemed appropriate or necessary. Subject to the limitations described herein, each such Utility Subsidiary may engage in other types of short-term financings as it may deem appropriate in light of its needs and market conditions at the time of issuance.(13)

         ii. PSNC Long-Term Debt

         Authority is requested for PSNC to issue up to $300 million in long-term debt securities during the Authorization Period. This request represents a decrease of $150 million from the authorization granted in the Prior Orders. At September 30, 2002 PSNC had $299 million of long-term debt obligations outstanding. The amounts issued under this authority will not count against any financing limits provided for herein to the extent they will exclusively constitute refunding transactions that will not increase total capitalization. Any refunding or replacement of securities where long-term debt is not increased from that in place at September 30, 2002 will be through the issuance of securities of the type of securities authorized in this Application.


         iii. GENCO Long-Term Debt

         Authority is requested for GENCO to issue up to $100 million in long-term debt securities during the Authorization Period. As noted above SCANA expects to make additional exempt capital contributions to GENCO under Rule 45. In addition thereto, authority is requested for GENCO to issue debt obligations to effectuate the refunding (including reasonable costs and redemption premiums incurred in connection with such refunding) of its now or hereafter outstanding debt obligations including pollution control loan obligations to achieve lower costs of money, extend maturity or for other proper corporate purposes. At September 30, 2002 GENCO had $77.4 million of long-term debt obligations outstanding. The amounts issued under this authority will not count against any financing limits provided for herein to the extent they will exclusively constitute refunding transactions that will not increase total capitalization. Any refunding or replacement of securities where long-term debt is not increased from that in place at September 30, 2002 will be through the issuance of securities of the type of securities authorized in this Application.

----------
         (12) See Release 27476 (Dec. 19, 2001).

         (13) The short-term financings, if any, will be unsecured.

         iv. Financing Risk Management Devices

         To the extent not exempt under Rule 52, the Utility Subsidiaries also request authority to enter into interest rate risk management transactions (hedge instruments) and Anticipatory Hedges of the same type and under the same conditions as are requested above by SCANA.

         (c) Guarantees and Intra-system Advances

         SCANA requests continued authorization to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support with respect to the obligations of its Subsidiaries as may be appropriate or necessary to enable such Subsidiaries to carry on in the ordinary course of their respective businesses in an aggregate principal amount not to exceed $600 million outstanding at any one time (not taking into account obligations exempt pursuant to Rule 45). Included in this amount are guarantees and other credit support mechanisms by SCANA in favor of its subsidiaries which were previously issued. This request represents an increase of $295 million over the authority granted in the Prior Orders reflecting increased business activity and additional requirements of SCANA's counterparties. SCANA may charge each Subsidiary a fee for each guarantee provided on its behalf that is not greater than the cost, if any, of obtaining the liquidity necessary to perform the guarantee for the period of time the guarantee remains outstanding. (14) Any guarantees or other credit support arrangements outstanding at the end of the Authorization Period will continue until expiration or termination in accordance with their terms.

         The existing intra-system guarantees and support provided by SCANA, which are expected to remain in place, are as follows: (1) SCANA guarantees the obligations of its marketing subsidiary (SCANA Energy) to Atlanta Gas Light Company (estimated amount $40 million); (2) SCANA guarantees GENCO's $41.5 million 7.78% Senior Secured Notes due December 31, 2011 and GENCO's $35.85 million 6.5% Pollution Control Facilities Revenue Bonds and (3) SCANA provides a $5 million letter of credit for the benefit of Primesouth to support Primesouth's ability to bid on contracts.

         SCANA requests that this guarantee authority include the ability to guarantee debt. The debt guaranteed will comply with the parameters for financing authorization set forth in Section E above or be exempt. To the extent that a guaranty issued pursuant to the authority granted herein is of a security issued pursuant to the authority granted herein such that both the guaranty and the underlying obligation are subject to limitation amounts, such issuance will count only against the applicable limitation related to the underlying obligation to avoid a double count. To provide otherwise would be to in effect count the obligation twice since the system is obligated to the obligee only with respect to the principal amount of the underlying obligation.(15)

         In addition to the current authority by SCANA, Applicants request authorization for the Non-Utility Subsidiaries to enter into guarantees, obtain letters of credit, enter into expense agreements and otherwise provide credit support with respect to other Non-Utility Subsidiaries, in an aggregate principal amount not to exceed $250 million outstanding at any one time in


----------
         (14) Pepco Holdings Inc., Holding Co. Act Release No. 27557 (July 31,
2002)
         (15) See E.ON AG, Holding Co. Act Release No. 27539 (June 14, 2002); National Grid, Holding Co. Act Release No. 27490 (Jan. 16, 2002); Kansas City Power & Light Co., Holding Co. Act Release No. 27436 (Sept. 7, 2001); Ameren Corporation, Holding Co. Act Release No. 27449 (Oct. 5, 2001); Dominion Resources, Holing Co. Act Release No. 27406 (May 24, 2001).

addition to guarantees that are exempt under Rule 52. The Non-Utility Subsidiary providing any such credit support may charge its associate company a fee for each guarantee provided on its behalf determined in the same manner as specified above.

         Furthermore, Applicants request authorization for the Utility Subsidiaries to enter into guarantees, obtain letters of credit, enter into expense agreements and otherwise provide credit support with respect to their direct and indirect subsidiaries, in an aggregate principal amount not to exceed $250 million outstanding at any one time in addition to guarantees that are exempt under Rule 52. The Utility Subsidiary providing any such credit support may charge its associate company a fee for each guarantee provided on its behalf determined in the same manner as specified above.

         Certain of the guarantees referred to above may be in support of the obligations of Subsidiaries which are not capable of exact subject to varying quantification. In such cases, SCANA will determine the exposure under such guarantee for purposes of measuring compliance with the $600 million limitation by appropriate means including estimation of exposure based on loss experience or projected potential payment amounts. If appropriate, such estimates will be made in accordance with GAAP. Such estimation will be reevaluated periodically.

         SCANA also requests authorization to keep in place advances to its Subsidiaries in an aggregate amount outstanding at any one time of up to $1.25 million. The interest rate used is the weighted average rate on SCANA's long-term and short-term debt. Such outstanding advances by SCANA to its Subsidiaries are open advances with no maturities and are callable by SCANA at any time.

                  4. Direct Stock Purchase and Dividend Reinvestment Plan, Incentive Compensation Plans and other Employee Benefit Plans

         SCANA proposes, from time to time during the Authorization Period, to issue and/or acquire in open market transactions, or by some other method which complies with applicable law and Commission interpretations then in effect, up to 10 million shares of SCANA common stock under SCANA's direct stock purchase and dividend reinvestment plan, certain incentive compensation plans and certain other employee benefit plans described below (collectively, the "Plans"). Under the Prior Orders and the Plan Order SCANA had authority to issue 15 million shares with respect to plans through February 11, 2003. Through June 30, 2002, SCANA issued 4,160,474 shares under this authority.

         (a) Direct Investment and Dividend Reinvestment Plan

         SCANA maintains a dividend reinvestment plan with a direct stock purchase feature called the SCANA Investor Plus Plan ("SCANA Investor Plus"). The following summary of certain features of SCANA Investor Plus is qualified by reference to such plan. A full statement of the current provisions of SCANA Investor Plus is included in SCANA's Registration Statement on Form S-3 (Exhibit G-1 hereto).

         SCANA Investor Plus offers shareholders the opportunity to buy, hold and sell shares of SCANA Corporation common stock. Any United States resident may purchase shares through this plan. Residents of some states will receive SCANA's information from a registered broker-dealer. The minimum initial investment is $250 for the purchase of shares by a person who is not currently a SCANA or SCE&G shareholder. Additional cash payments may be sent to SCANA. SCANA's minimum cash investment amount is $25 and the maximum is $100,000 in a calendar year. The current commission charge for purchasing shares is $.06 per share. The plan purchases shares twice a month - usually on the 1st and 15th. All cash must be received at least two business days prior to a purchase date. Cash received and reinvested dividends are sent to the plan's custodian (currently Merrill Lynch) on the purchase date. Plan shares are sold through the custodian weekly at a current commission charge of $.18 per share. A statement is sent each time there is activity in a shareholder's account.

         Since February 1, 1997, SCANA Investor Plus has acquired shares in the open market. All cash received for this plan is used to buy shares for plan participants.

         The total number of shares issued under SCANA Investor Plus in 2001 was 665,882.

         (b) SCANA Stock Purchase Savings Plan

         SCANA currently maintains an employee stock-based plan, the SCANA Stock Purchase Savings Plan ("Savings Plan"). The following summary of certain features of the Savings Plan is qualified by reference to such plan (Exhibit G-2). Employees 18 years of age or more may participate in the Savings Plan and save up to 15% of their base salary on a pre-tax (401(k)) or after-tax basis. Employees may invest contributions in any combination of either SCANA common stock or a group of mutual funds and common and collective trust funds. Employees are fully vested in the amounts they contribute to the plan. SCANA will match up to 6% of the employee's contribution, with the SCANA contribution being shares of SCANA common stock. The SCANA contribution may not be withdrawn for two years following the year of contribution if the employee has less than five years of service with SCANA. Employees can make contribution rate changes once every 120 days and can change from pre-tax to after-tax (and vice versa) annually.

         (c) SCANA Director Compensation and Deferral Plan

         SCANA maintains a Director Compensation and Deferral Plan ("Director Plan"). The following summary of certain features of the SCANA Director Compensation and Deferral Plan is qualified by reference to such plan (Exhibit G-3). Under the Director Plan, a director may elect to defer the 60% of the annual retainer fee required to be paid in SCANA common stock, in a hypothetical investment in SCANA common stock, with distribution from the plan to be ultimately payable in actual shares of SCANA common stock. A director may also elect to defer the 40% of the annual retainer fee not required to be paid in shares of SCANA common stock and up to 100% of meeting attendance and conference fees with distribution from the plan to be ultimately payable in either SCANA common stock or cash. Amounts payable in SCANA common stock accrue earnings during the deferral period at SCANA's dividend rate, which amount may not be elected to be invested in hypothetical shares of SCANA common stock. Amounts payable in cash accrue interest earnings until paid. The total number of shares issued from the Director Plan in 2001 was 20,796.

         (d) Long-Term Equity Compensation Plan

         SCANA maintains the Long-Term Equity Compensation Plan ("Compensation Plan"). The following summary of the features of the Compensation Plan is qualified by reference to such plan (Exhibit G-4). Under the Compensation Plan, SCANA offers long-term compensation to its directors and the directors of affiliates, as well as to employees of these companies who are selected as significant contributors to the success of their company. There are five types of long-term compensation available: stock options, stock appreciation rights, restricted stock, performance stock, and performance units ("Equity Compensation"). The Equity Compensation is administered by SCANA's board of directors with respect to grants to directors and otherwise by a committee of the board of directors that is comprised of directors who both satisfy the "outside director" requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended, and are "Non-Employee Directors" as defined in Rule 16b-3 under the Securities and Exchange Act of 1934, as amended. Since its implementation in June 2000, SCANA issued, in accordance with the Plan Order, 4,816 shares of SCANA common stock under the Compensation Plan.(16)

         F.       Authorization and Operation of the Money Pools

         SCANA and the Utility Subsidiaries hereby request authorization to conduct the Utility Money Pool as approved in the Prior Orders, and the Utility Subsidiaries, to the extent not exempted by Rule 52, also request authorization to make, from time to time, unsecured short-term borrowings from the Utility Money Pool and to contribute surplus funds to the Utility Money Pool and to lend and extend credit to (and acquire promissory notes from) one another through the Utility Money Pool. In addition to the Utility Subsidiaries, SCANA requests that Fuel Company be allowed to continue participating in the Utility Money Pool as a result of its relationship with SCE&G.(17) Thus, for purposes of this Section F only, the term Utility Subsidiaries shall include Fuel Company.

         In addition, SCANA and the Non-Utility Subsidiaries (other than Fuel Company)(18), hereby request authorization to continue the Non-Utility Money Pool. The Non-Utility Money Pool activities of all of the Non-Utility Subsidiaries are exempt from the prior approval requirements of the Act under Rule 52. Funds made available by SCANA for loans through the money pools are made available first for loans through the Utility Money Pool (to the extent being operated) and thereafter for loans through the Non-Utility Money Pool.

         SCANA is requesting authorization to contribute surplus funds and to lend and extend credit to (a) the Utility Subsidiaries through the Utility Money Pool and (b) the Non-Utility Subsidiaries through the Non-Utility Money Pool. SCANA will not be a borrower from either the Utility Money Pool or the Non-Utility Money Pool.


----------
         (16) In addition thereto, SCANA maintains its SCANA Performance Share Plan. However, there are no further awards made under this plan and awards formerly made thereunder are now made under the Compensation Plan.

         (17) As noted above Fuel Company acquires, owns and provides financing for SCE&G's nuclear fuel, fossil fuel and sulfur dioxide emission allowances.

         (18) I.e., South Carolina Pipeline Corporation; SCG Pipeline, Inc.; SCANA Energy Marketing, Inc.; SCANA Energy Trading, LLC; SCANA Public Service Company, LLC; SCANA Communications, Inc.; ServiceCare, Inc.; Primesouth, Inc.; Palmark, Inc.; SCANA Resources, Inc.; SCANA Development Corporation; SCANA Petroleum Resources, Inc.; SCANA Services, Inc.; PSNC Blue Ridge Corporation; PSNC Cardinal Pipeline Company; and Clean Energy Enterprises Inc.

         The Applicants believe that the cost of the proposed borrowings through the two Money Pools will continue to generally be more favorable to the borrowing participants than the comparable cost of external short-term borrowings, and the yield to the participants contributing available funds to the two Money Pools will generally be higher than the typical yield on short-term investments.

                  1.       Utility Money Pool

         The Utility Money Pool is currently not operated; however SCANA believes it may initiate the Utility Money Pool in the future during the Authorization Period. Under the terms of the Utility Money Pool, short-term funds would be made available from the following sources for short-term loans to the Utility Subsidiaries from time to time: (1) surplus funds in the treasuries of Utility Money Pool participants other than SCANA, (2) surplus funds in the treasury of SCANA, and (3) proceeds from bank borrowings or the sale of commercial paper by SCANA or the Utility Subsidiaries for loan to the Utility Money Pool ("External Funds"). Funds would be made available from such sources in such order as SCANA Services, as administrator of the Utility Money Pool, determines to result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of the companies providing funds to the pool. The determination of whether a Utility Money Pool participant at any time has surplus funds to lend to the Utility Money Pool or shall lend funds to the Utility Money Pool will be made by such participant's chief financial officer or treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in such participant's sole discretion. See Exhibit J-1 for a copy of the Form of Utility Money Pool Agreement.

         Utility Money Pool participants borrow pro rata from each company that lends, in the proportion that the total amount loaned by each such lending company bears to the total amount then loaned through the Utility Money Pool. On any day when more than one fund source (e.g., surplus treasury funds of SCANA and other Utility Money Pool participants ("Internal Funds") and External Funds), with different rates of interest, is used to fund loans through the Utility Money Pool, each borrower borrows pro rata from each such fund source in the Utility Money Pool in the same proportion that the amount of funds provided by that fund source bears to the total amount of short-term funds available to the Utility Money Pool.

         Borrowings from the Utility Money Pool require authorization by the borrower's chief financial officer or treasurer, or by a designee thereof. No party is required to effect a borrowing through the Utility Money Pool if it is determined that it could (and has authority to) effect a borrowing at lower cost directly from banks or through the sale of its own commercial paper. No loans through the Utility Money Pool are made to, and no borrowings through the Utility Money Pool are made by, SCANA.

         The cost of compensating balances, if any, and fees paid to banks to maintain credit lines and accounts by Utility Money Pool participants lending External Funds to the Utility Money Pool are paid by the participant maintaining such line. A portion of such costs -- or all of such costs in the event a Utility Money Pool participant establishes a line of credit solely for purposes of lending any External Funds obtained thereby into the Utility Money Pool -- is retroactively allocated every month to the companies borrowing such External Funds through the Utility Money Pool in proportion to their respective daily outstanding borrowings of such External Funds.

         If only Internal Funds make up the funds available in the Utility Money Pool, the interest rate applicable and payable to or by Subsidiaries for all loans of such Internal Funds is the rate for high-grade unsecured 30-day commercial paper sold through dealers by major corporations as quoted in The Wall Street Journal.

         If only External Funds comprise the funds available in the Utility Money Pool, the interest rate applicable to loans of such External Funds will be equal to the lending company's cost for such External Funds (or, if more than one Utility Money Pool participant makes available External Funds on such day, the applicable interest rate will be a composite rate equal to the weighted average of the cost incurred by the respective Utility Money Pool participants for such External Funds).

         In cases where both Internal Funds and External Funds are concurrently borrowed through the Utility Money Pool, the rate applicable to all loans comprised of such "blended" funds is the composite rate equal to the weighted average of (a) the cost of all Internal Funds contributed by Utility Money Pool participants (as determined pursuant to the second-preceding paragraph above) and (b) the cost of all such External Funds (as determined pursuant to the immediately preceding paragraph above). In circumstances where Internal Funds and External Funds are available for loans through the Utility Money Pool, loans may be made exclusively from Internal Funds or External Funds, rather than from a "blend" of such funds, to the extent it is expected that such loans would result in a lower cost of borrowings.

         Funds not required by the Utility Money Pool to make loans (with the exception of funds required to satisfy the Utility Money Pool's liquidity requirements) are ordinarily invested in one or more short-term investments, including: (i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" by a nationally recognized rating agency; (iv) commercial paper rated not less than "A-1" or "P-1" or their equivalent by a nationally recognized rating agency; (v) money market funds;
(vi) bank certificates of deposit, (vii) Eurodollar funds; and (viii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

         The interest income and investment income earned on loans and investments of surplus funds would be allocated among the participants in the Utility Money Pool in accordance with the proportion each participant's contribution of funds bears to the total amount of funds in the Utility Money Pool and the cost of funds provided to the Utility Money Pool by such participant.

         Each Applicant receiving a loan through the Utility Money Pool would be required to repay the principal amount of such loan, together with all interest accrued thereon, on demand and in any event not later than one year after the date of such loan. All loans made through the Utility Money Pool may be prepaid by the borrower without premium or penalty.

                  2.       Non-Utility Money Pool

         A separate Non-Utility Money Pool is in existence among SCANA and certain Non-Utility Subsidiary companies of SCANA. Each of the Non-Utility Subsidiaries (other than

Fuel Company) that is an applicant hereto requests authorization to participate in the Non-Utility Money Pool.(16) The Non-Utility Money Pool is operated on the same terms and conditions as set forth for the Utility Money Pool, except that SCANA funds made available to the Money Pools will be made available to the Utility Money Pool first (to the extent it is operated) and thereafter to the Non-Utility Money Pool. No loans through the Non-Utility Money Pool are made to, and no borrowings through the Non-Utility Money Pool are made by, SCANA. Fuel Company does not participate in the Non-Utility Money Pool as it is anticipated to participate in the Utility Money Pool. See Exhibit J-2 for a copy of the form of Non-Utility Money Pool Agreement.

                  3.       Other Contributions to Money Pool

         SCANA and the Utility Subsidiaries may contribute funds from the issuance of short term debt as authorized above to the Utility Money Pool. SCANA and the Non-Utility Subsidiaries may contribute funds from the issuance of short term debt to the Non-Utility Money Pool.

                  4.       Operation of the Money Pools and Administrative
                           Matters

         SCANA Services under the authority of the appropriate officers of the participating companies will continue to handle the operation of the Utility and Non-Utility Money Pools, including record keeping and coordination of loans. SCANA Services administers the Utility and Non-Utility Money Pools on an "at cost" basis and maintains separate records for each money pool. Surplus funds of the Utility Money Pool and the Non-Utility Money Pool may be combined in common short-term investments, but separate records of such funds are maintained by SCANA Services as administrator of the pools, and interest thereon is separately allocated, on a daily basis, to each money pool in accordance with the proportion that the amount of each money pool's surplus funds bears to the total amount of surplus funds available for investment from both money pools.

                  5.       Use of Proceeds

         Proceeds of borrowings from the money pools may be used for the purposes set forth in Item 1. E.1. above. SCE&G may borrow up to $60 million at any one time outstanding from the Utility Money Pool, PSNC may borrow up to $30 million at any one time outstanding, and GENCO may borrow up to $50 million at any one time outstanding from the Utility Money Pool. Each of these amounts is twice the amount of the authority granted in the Prior Orders. Borrowings by Fuel Company under the Utility Money Pool are exempt pursuant to Rule 52 under the Act. Borrowings under the Utility Money Pool are in addition to the authority for other financings for which authority is sought SCE&G, PSNC and GENCO under Item 1. E.3.(b) above.

         G. Payment of Dividends out of Capital or Unearned Surplus by Non-Utility Subsidiaries

         Applicants request authority for the Non-Utility Subsidiaries to pay dividends with respect to the securities of such companies, from time to time, out of capital and unearned


----------
         (19) See Note 18.

surplus (including revaluation reserve), to the extent permitted under applicable corporate law.(20) Without further approval of the Commission, no Non-Utility Subsidiary will declare or pay any dividend out of capital or unearned surplus if that Non-Utility Subsidiary derives any material part of its revenues from sales of goods, services, electricity or natural gas to any of the Utility Subsidiaries or if at the time of such declaration or payment such Non-Utility Subsidiary has negative retained earnings.(21)

         H.       Development and Administrative Activities

         In connection with future investments in EWGs, FUCOs and in subsidiaries permitted pursuant to Rule 58 ("Rule 58 Subsidiaries"), SCANA requests authority to engage directly and through Subsidiaries in Development Activities and Administrative Activities associated with such investments.(22) Development Activities and Administrative Activities include preliminary activities designed to result in a permitted non-utility investment such as an investment in an EWG or FUCO pursuant to the authority requested herein; however, such preliminary activities may not qualify for such status until the project is more fully developed. Accordingly, approval is sought for Development and Administrative Activities.

         Development Activities will be limited to due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "hosts," fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition or construction of facilities or the securities of other companies. Development Activities will be designed to eventually result in a permitted non-utility investment.

         SCANA proposes to expend directly or through Subsidiaries up to $200 million in the aggregate outstanding at any time during the Authorization Period on all such Development Activities.(23) SCANA proposes a "revolving fund" concept for permitted Development Activities. To the extent a Subsidiary for which such amounts were expended for Development Activities becomes an EWG, FUCO, or Rule 58 Subsidiary, the amount so expended will cease to be Development Activities and then be considered as part of the "aggregate investment" in such entity. In the case of EWGs, FUCOs and Rule 58 Subsidiaries, such aggregate investment will then count against the limitation on such aggregate investment under Rule 53 or 58.


----------
         (20) See FirstEnergy Corp, Holding Co. Act Release No. 35-27459 (Oct. 29, 2001).

         (21) FirstEnergy Corp, Holding Co. Act Release No. 35-27459 (Oct. 29,
2001).

         (22) Intermediate Subsidiaries may also engage in Development Activities and Administrative Activities.

         (23) Expenditures in EWGs, FUCOs and in Rule 58 Subsidiaries which count against the "aggregate investment" limitation of Rule 53 or Rule 58, will not count against the $200 million limitation.

         This type of approval for a revolving fund of permitted investment in Development Activities has been approved by the Commission in prior cases.(24) The Commission has approved the types of Development Activities and Administrative Activities described above in several cases.(25)

         I.       Intermediate Subsidiaries

         SCANA proposes to create and acquire directly or indirectly the securities of one or more Intermediate Subsidiaries. Intermediate Subsidiaries may be corporations, trusts, partnerships, limited liability companies or other entities. Intermediate Subsidiaries will be organized exclusively for the purpose of acquiring and holding the securities of, or financing or facilitating SCANA's investments in, other direct or indirect non-utility investments. Intermediate Subsidiaries may also engage in Development Activities and Administrative Activities.(26)

         There are several legal and business reasons for the use of Intermediate Subsidiaries in connection with making investments in EWGs, FUCOs and Rule 58 Subsidiaries. For example, the formation and acquisition of limited purpose subsidiaries is often necessary or desirable to facilitate financing the acquisition and ownership of a FUCO, an EWG or another non-utility enterprise. Furthermore, the interposition of one or more Intermediate Subsidiaries may allow SCANA to secure favorable U.S. and foreign tax treatment that would not otherwise be available. In particular, use of Intermediate Subsidiaries can achieve tax efficient corporate structures which will result in minimizing state or federal taxes for SCANA or its Subsidiaries.(27)

         Intermediate Subsidiaries also serve to isolate business risks, facilitate subsequent adjustments to, or sales of, ownership interests by or among the members of the ownership group, or to raise debt or equity capital in domestic or foreign markets.

         An Intermediate Subsidiary may be organized, among other things: (1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any EWG, FUCO, ETC, or other non-utility company which, upon acquisition, would qualify as a Rule 58 Subsidiary; (2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by the


----------
         (24) See Exelon Corporation, Holding Co. Act Release No. 35- 27545 (June 27, 2002); FirstEnergy Corp., Holding Co. Act Release No. 35-27459 (Oct. 29, 2001); Ameren Corporation, Holding Co. Act Release No. 35-27053 (July 23,
1999).

         (25) E.g., Exelon Corporation, Holding Co. Act Release No. 35- 27545 (June 27, 2002); FirstEnergy Corp, Holding Co. Act Release No. 35-27459 (Oct. 29, 2001); Southern Co., Holding Co. Act Release No. 35-27303 (Dec. 15, 2000); Energy East, Inc., Holding Co. Act Release No. 35-27228 (Dec. 12, 2000); PowerGen, plc., Holding Co. Act Release No. 35-27291 (Dec. 6, 2000).

         (26) See Exelon Corporation, Holding Co. Act Release No. 35- 27545 (June 27, 2002); Emera Incorporated, Holding Co. Act Release No. 35-27445 (Oct. 1, 2001) (approving certain development and administrative activities); Progress Energy, Inc., Holding Co. Act Release No. 35-27297 (Dec. 12, 2000) (approving certain development and administrative activities).

         (27) Any "tax sharing" aspects of such arrangements will comply with Rule 45(c) or any tax allocation agreement which has been approved by the Commission.

SCANA system and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired Rule 58 Subsidiary, EWG or FUCO; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit SCANA's exposure to U.S. and foreign taxes; (7) to further insulate SCANA and the Utility Subsidiaries from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes.(28)

         Investments in Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of voting or non-voting equity interests; (2) capital contributions; (3) open account advances without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries.(29)

         Funds for any direct or indirect investment in any Intermediate Subsidiary will be derived from SCANA's available funds. No authority is sought under this heading for additional financing authority.

         To the extent that SCANA provides funds directly or indirectly to an Intermediate Subsidiary which are used for the purpose of making an investment in any EWG or FUCO or a Rule 58 Subsidiary, the amount of such funds will be included in SCANA's "aggregate investment" in such entities, as calculated (in the case of EWGs, FUCOs and Rule 58 Subsidiaries) in accordance with Rule 53 or Rule 58, as applicable.(30)

         The authority requested for Intermediate Subsidiaries is intended to allow for the corporate structuring alternatives outlined herein and will not allow any increase in aggregate investment in EWGs, FUCOs, Rule 58 Subsidiaries, or any other business subject to an investment limitation under the Act.

         Intermediate Subsidiaries have been approved by the Commission in a number of instances.(31)


----------
         (28) Exelon Corporation, Holding Co. Act Release No. 35-27545 (June 27, 2002); Interstate Energy Corporation, Holding Co. Act Release No. 35-27069 (Aug. 26, 1999) (each approving a virtually identical list of activities).

         (29) See Exelon Corporation, Holding Co. Act Release No. 35-27545 (June 27, 2002); PowerGen plc., Holding Co. Act Release No. 35-27291 (Dec. 6,
2000).

         (30) If the Intermediate Subsidiary is merely a conduit, the aggregate investment will not "double count" both the conduit investment and the investment in the operating company authorized as an EWG, FUCO, Rule 58 subsidiary or other approved investment.

         (31) See Exelon Corporation, Holding Co. Act Release No. 35-27545 (June 27, 2002); Emera Incorporated, Holding Co. Act Release No. 35-27445 (Oct. 1,
2001); Progress Energy, Holding Co. Act Release No. 35-27297 (Dec. 12, 2000); Energy East, Inc., Holding Co. Act Release No. 35-27228 (Dec. 12, 2000); PowerGen, plc, Holding Co. Act Release No. 35-27291 (Dec. 6, 2000); NiSource, Inc., Holding Co. Act Release No. 35-27265 (Nov. 1, 2000); AGL Resources, Inc., Holding Co. Act Release No. 35-27243 (Oct. 5, 2000); Cinergy Corp., Holding Co. Act Rel. No. 35-27124 (Jan. 11, 2000); Ameren Corporation, Holding Co. Act Rel. No. 35-27053 (July 23, 1999); New Century Energies, Inc., Holding Co. Act Rel. No. 35-27000 (April 7, 1999).

         J.       Internal Reorganization of Existing Investments

         SCANA currently engages directly or through Non-Utility Subsidiaries in certain non-utility businesses. SCANA seeks authority to engage in internal corporate reorganizations to better organize such Non-Utility Subsidiaries and investments. No authority is sought under this heading to make new investments or to change the organization for the Utility Subsidiaries. The transactions proposed under this heading will not involve the sale or other disposition of any utility assets of the Utility Subsidiaries and will not involve any change in the corporate ownership of the Utility Subsidiaries.(32) The approval sought under this heading does not extend to the acquisitions of any new businesses or activities.

         SCANA and Subsidiaries request authority, to the extent needed,(33) to sell or to cause any Subsidiary to sell or otherwise transfer (i) such Non-Utility Subsidiaries businesses, (ii) the securities of current Non-Utility Subsidiaries engaged in some or all of these businesses or (iii) investments which do not involve a Non-Utility Subsidiary (i.e. less than 10% voting interest) to a different Subsidiary, and, to the extent approval is required, the Subsidiaries request authority to acquire the assets of such Non-Utility businesses, Non-Utility Subsidiaries or other then existing investment interests. Alternatively, transfers of such securities or assets may be effected by share exchanges, share distributions or dividends followed by contribution of such securities or assets to the receiving entity. In the future, following its direct or indirect acquisition of the securities of new Non-Utility Subsidiaries, SCANA may determine to transfer such securities or the assets of such Non-Utility Subsidiaries to other Subsidiaries as described in the preceding sentence. SCANA may also liquidate or merge Non-Utility Subsidiaries.

         Such internal transactions would be undertaken in order to eliminate corporate complexities, to combine related business segments for staffing and management purposes, to eliminate administrative costs, to achieve tax savings, or for other ordinary and necessary business purposes.

         The Commission has given approval for such general corporate reorganizations in prior cases.(34)

         K.       Filing of Certificates of Notification

         It is proposed that, with respect to SCANA, the reporting systems of the Securities Exchange Act of 1934, as amended (the "1934 Act") and the 1933 Act be integrated with the reporting system under the Act consistent with the authority granted in the Prior Orders. This will continue to eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and SCANA. The portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of


----------
         (33) The sale of securities, assets or an interest in other business to an associate company may, in some cases, be exempt pursuant to Rule 43(b).

         (34) Exelon Corporation, Holding Co. Act Release No. 35-27545 (June 27,
2002); Energy East, Inc., Holding Co. Act Release No. 35-27228 (Dec. 12, 2000); PowerGen, plc, Holding Co. Act Release No. 35-27291 (Dec. 6, 2000); NiSource, Inc., Holding Co. Act Release No. 35-27265 (Nov. 1, 2000); Entergy Corp., Holding Co. Act Release No. 35-27039 (June 22, 1999).

transactions occurring pursuant to the authorizations granted in this proceeding will be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates will also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application. Such certificates of notification will be filed within 60 days after the end of the last calendar quarter, in which transactions occur.

         The Rule 24 certificates will contain the following information:

         a. In the event shares of common stock by SCANA are issued, the purchase price per share and the market price per share at the date of the agreement of sale;

         b. The total number of shares of SCANA common stock issued or issuable pursuant to options granted during the quarter under employee benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans hereafter adopted;

         c. In the event SCANA common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquiror;

         d. In the event a guarantee is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee;

         e. The amount and terms of any short-term debt issued by any Utility Subsidiary during the quarter;

         f. The amount and terms of any financings consummated by any Utility Subsidiary that are not exempt under Rule 52;

         g. The amount and terms of any other securities issued under the authority sought herein during the quarter;

         h. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including SCANA, that has engaged in jurisdictional financing transactions during the quarter;

         i. Future registration statements filed under the 1933 Act with respect to securities that are subject of the Application will be filed or incorporated by reference as exhibits to the next certificate filed pursuant to Rule 24;

         j. The amount and terms of any financings consummated by any Nonutility Subsidiary during that quarter that are not exempt under rule 52;

         k. The notional amount and principal terms of any Hedge Instrument or Anticipatory Hedge entered into during the quarter and the identity of the parties to the instruments;

         l. The name, parent company and amount invested in any Intermediate Subsidiary or Financing Subsidiary during the quarter, as well as the reason for such investment and the assets or securities held by such Intermediate Subsidiary or Financing Subsidiary;

         m. A list of U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of filing;

         n. The amount and term of any short-term debt issued by SCANA during the quarter;

         o. The amount and terms of any short-term debt issued by any Intermediate Subsidiary during the quarter;

         p. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structures of SCANA, on a consolidated basis and each Utility Subsidiary;

         q. With respect to each participant in the Utility Money Pool and each participant in the Nonutility Money Pool, the maximum borrowings from and loans to the respective money pool during the quarter and the interest rate applied to such borrowings and loans;

         r. With respect to any dividends paid by any Nonutility Subsidiary out of capital or unearned surplus during the quarter, the date and amount of such dividends paid, to whom such dividends are paid and the circumstances that gave rise to the need to make such payment out of capital or unearned surplus;

         s. With respect to any Development Activities or Administrative Activities conducted by SCANA or any of its Subsidiaries during the quarter, the nature of such activities, the dollar amount expended, the purpose of the expenditure and the investment; and

         t. With respect to any internal reorganization of any Subsidiaries during the quarter, a description of the nature of such reorganization.



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

ITEM 2. FEES, COMMISSIONS AND EXPENSES.

         The fees, commissions and expenses paid or incurred or to be incurred in connection with this Application are estimated at $25,000.

ITEM 3. APPLICABLE STATUTORY PROVISIONS.

         A.       Applicable Provisions

         Sections 6(a), 7, 9, 10 and 12 of the Act and Rules 42, 43, 44, 45, 46, 52, 53, 54, 58 and 62 thereunder are considered applicable to the proposed transactions.

         To the extent that the proposed transactions are considered by the Commission to require authorizations, exemption or approval under any section of the Act or the rules and regulations thereunder other than those set forth above, request for such authorization, exemption or approval is hereby made.

         B.       Rule 53 and 54 Analysis.

         The proposed transaction is subject to Rule 54, which refers to Rule
53. Rule 54 under the Act provides that in determining whether to approve certain transactions other than those involving EWGs or FUCOs, as defined in the Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) under the Act are satisfied.

         Neither SCANA nor any of its Subsidiaries presently has an interest in any EWG or FUCO. Consequently, SCANA's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs is not, and any investments by SCANA in EWGs and FUCOs pursuant to the authority granted herein will not cause it to be, in excess of 50% of SCANA's average consolidated retained earnings which is the "safe harbor" limitation contained in Rule 53(a). SCANA also meets all of the remaining tests of Rule 53(a), (b) and (c). Rule 53(a)(2) requires SCANA to maintain books and records in conformity with, and otherwise adhere to, the requirements thereof. According to Rule 53(a)(3), no more than 2% of the employees of SCANA's domestic public utility companies may render services, at any one time, directly or indirectly, to EWGs or FUCOs in which SCANA directly or indirectly holds an interest. Rule 53(a)(4) requires SCANA to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and to otherwise comply with the requirements thereof concerning information. Furthermore, none of the conditions described in paragraph (b) of Rule 53 is applicable: (1) Neither SCANA nor any of its Subsidiaries having assets with book values exceeding an amount equal to 10% or more of consolidated retained earnings have been the subject of a bankruptcy or similar proceeding. (2) The average consolidated retained earnings for the four most recent quarterly periods have not decreased by 10% from the average for the previous four quarterly periods and the aggregate investment in EWGs does not exceed two percent of total capital invested in utility operations; and (3) In the previous fiscal year, SCANA did not report operating losses attributable to its direct or indirect investments in EWGs. Finally, Rule 53(c) by its terms is inapplicable since SCANA does meet the requirements of paragraphs (a) and (b) of Rule 53.



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

ITEM 4. REGULATORY APPROVAL.

         The SCPSC has jurisdiction over issuances of securities by SCE&G, other than securities payable within one year of the date of issuance or the renewal of short-term obligations for a two-year or shorter period. The NCUC has jurisdiction over issuances of securities by PSNC, other than the issuance of notes with a maturity of two year or less or renewals thereof for a six-year or shorter period.

         Securities issued by the Utility Subsidiaries which are subject to approval by the Commission are not subject to approval by the Federal Energy Regulatory Commission under the Federal Power Act because of Section 318 of the Federal Power Act.

         Except as stated above, no state commission and no federal commission, other than the Commission, has jurisdiction over the proposed transactions.

ITEM 5. PROCEDURE.

         The Commission is respectfully requested to publish the requisite notice under Rule 23 with respect to this Application as soon as possible, such notice to specify a date by which comments must be entered and such date being the date when an order of the Commission granting and permitting this Application to become effective may be entered by the Commission. The Applicants request that the Commission's order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.

         A.       Exhibits.

                  A-1 Restated Articles of Incorporation of SCANA as adopted on April 26, 1989 (Filed with the Commission as Exhibit 3-A to Registration Statement No. 33-49145 and incorporated by reference herein).

                  A-2 Articles of Amendment of SCANA, dated April 27, 1995 (Filed with the Commission as Exhibit 4-B to Registration Statement No. 33-62421 and incorporated by reference herein).

                  A-3 By-Laws of SCANA as revised and amended on December 13, 2000 (Filed with the Commission as Exhibit 3.01 to Registration No. 333-68266 and incorporated by reference herein).

                  B-1 Agreements (to be provided by Certificate of Notification as applicable).



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

                  B-2 SCANA Indenture (Filed with the Commission as Exhibit 4A to SCANA's Registration Statement No. 33-32107 and incorporated by reference herein).

                  C-1 Registration Statements (to be provided by Certificate of Notification). See also Exhibits G-1 through G-5.

                  D-1      Not applicable.

                  E-1      Not applicable.

                  F-1      Opinion of counsel (Previously filed).

                  G-1 SCANA Investor Plus Plan (Filed with the Commission by Registration Statement No. 333-86803 and incorporated by reference herein).

                  G-2 SCANA Stock Purchase Savings Plan (Filed with the Commission as Exhibit 4.3 to SCANA's Registration Statement No. 333-87281 and incorporated by reference herein).

                  G-3 SCANA Director Compensation and Deferral Plan (Filed with the Commission as Exhibit 10.05 to SCANA's Registration Statement No. 333-49960 and incorporated by reference herein).

                  G-4 SCANA Long-Term Equity Compensation Plan dated January 2001 (Filed with the Commission as Exhibit
                           4.04 to Registration Statement No. 333-37398 and incorporated by reference herein).

                  H-1 Annual Report of SCANA on Form 10-K for the year ended December 31, 2001 (Filed with the Commission on March 27, 2002 and incorporated by reference herein).

                  H-2 Quarterly Report of SCANA on Form 10-Q for the period ended March 31, 2002 (Filed with the Commission on May 15, 2002 and incorporated by reference herein).

                  H-3 Quarterly Report of SCANA on Form 10-Q for the period ended June 30, 2002 (Filed with the Commission on August 13, 2002 and incorporated by reference herein).

                  H-4 Quarterly Report of SCANA on Form 10-Q for the period ended September 30, 2002 (Filed with the Commission on November 12, 2002 and incorporated by reference herein).

                  I-1      Proposed Form of Notice (Previously filed).

                  J-1 Form of Utility Money Pool Agreement. (Filed with the Commission with the Form U-1 Application/Declaration in Docket 70-09533 and



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

                           incorporated by reference herein.)

                  J-2 Form of Non-Utility Money Pool Agreement. (Filed with the Commission with the Form U-1
                           Application/Declaration in Docket 70-09533 and incorporated by reference herein.)

         B.       Financial Statements.

                  FS-1 Consolidated Balance Sheet of SCANA Corporation as of September 30, 2002 (Incorporated by reference to the filing of SCANA Corporation on Form 10-Q for the quarter ended September 30, 2002)

                  FS-2 Consolidated Statement of Operations of SCANA Corporation for the period ended September 30, 2002 (Incorporated by reference to the filing of SCANA Corporation on Form 10-Q for the quarter ended September 30, 2002)

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

         The proposed transaction involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.




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

                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned thereunto duly authorized.


                                    SCANA CORPORATION


                                    By /s/ H. Thomas Arthur
                                       -----------------------------------------
                                    Name: H. Thomas Arthur
                                    Title: Senior Vice President and
                                    General Counsel


                                    SOUTH CAROLINA ELECTRIC & GAS COMPANY
                                    SOUTH CAROLINA GENERATING COMPANY, INC.
                                    SOUTH CAROLINA FUEL COMPANY, INC.
                                    SOUTH CAROLINA PIPELINE CORPORATION
                                    SCG PIPELINE, INC.
                                    SCANA ENERGY MARKETING, INC.
                                    SCANA ENERGY TRADING, LLC
                                    SCANA PUBLIC SERVICE COMPANY, LLC
                                    SCANA COMMUNICATIONS, INC.
                                    SERVICECARE, INC.
                                    PRIMESOUTH, INC.
                                    PALMARK, INC.
                                    SCANA RESOURCES, INC.
                                    SCANA DEVELOPMENT CORPORATION
                                    SCANA PETROLEUM RESOURCES, INC.
                                    SCANA SERVICES, INC.
                                    PUBLIC SERVICE COMPANY OF NORTH
                                      CAROLINA, INCORPORATED
                                    PSNC BLUE RIDGE CORPORATION
                                    PSNC CARDINAL PIPELINE COMPANY
                                    CLEAN ENERGY ENTERPRISES INC.

                                    By: SCANA CORPORATION

                                    By /s/ H. Thomas Arthur
                                       -----------------------------------------
                                    Name: H. Thomas Arthur
                                    Title: Senior Vice President and
                                    General Counsel


Date: February 11, 2003